Exhibit 12.1

THE HERTZ CORPORATION

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS

TO FIXED CHARGES (UNAUDITED)

(In Millions of Dollars Except Ratios)

	Three months ended March 31,	Years ended December 31,
	2013	2012	2011	2010	2009		2008
Income (loss) before income taxes	$86.0	$502.9	$373.9	$32.3	$(150.1)		$(1,416.6)
Interest expense	163.2	597.8	650.3	726.5	653.7		870.5
Portion of rent estimated to represent the interest factor	49.4	146.1	146.1	141.9	149.9		155.7
Earnings (loss) before income taxes and fixed charges	$298.6	$1,246.8	$1,170.3	$900.7	$653.5		$(390.4)
Interest expense (including capitalized interest)	$164.4	$604.4	$652.4	$727.4	$654.9		$873.3
Portion of rent estimated to represent the interest factor	49.4	146.1	146.1	141.9	149.9		155.7
Fixed charges	$213.8	$750.5	$798.5	$869.3	$804.8		$1,029.0
Ratio of earnings to fixed charges	1.4	1.7	1.5	1.0	(a	)	(a )

(a)                                 Earnings (loss) before income taxes and fixed charges for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges for the period by $151.3 million and $1,419.4 million, respectively.